

June 2, 2015

Via E-mail
Mr. Robert O. Stephenson
Chief Financial Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

> **Re:** **Omega Healthcare Investors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-11316**

Dear Mr. Stephenson:

We have reviewed your May 21, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2015 letter.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

In-Place Leases, page F-10

1.   We note your response to our prior comment three. Please address the following:
   a. Please provide more information regarding how you evaluate items (i) and (ii) noted in your response. Your response should address, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate.
   b. Please tell us how you consider multiple factors in your evaluation. Your response should address, but not be limited to, if you consider all three factors noted in your response for each lease with a below market fixed rate renewal

        option, or if you only consider one or two of these items in certain circumstances.

c. Please tell us the potential impact to your financial statements, including the impact from the acquisition of Aviv, if you were to conclude that all below market fixed rate renewal options would be exercised.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

        Sincerely,

        /s/ Jennifer Monick

        Jennifer Monick
        Staff Accountant